Exhibit 99.2

CALEDONIA MINING CORPORATION PLC	November 11, 2021

Management’s Discussion and Analysis

This management’s discussion and analysis (“MD&A”) of the consolidated operating results and financial position of Caledonia Mining Corporation Plc (“Caledonia” or the “Company”) is for quarter ended September 30, 2021 (“Q3 2021” or the “Quarter”). It should be read in conjunction with the Unaudited Interim Financial Statements of Caledonia for the Quarter (the “Unaudited Interim Financial Statements”) which are available from the System for Electronic Data Analysis and Retrieval at www.sedar.com or from Caledonia’s website at www.caledoniamining.com. The Unaudited Interim Financial Statements and related notes have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. In this MD&A, the terms “Caledonia”, the “Company”, the “Group”, “we”, “our” and “us” refer to the consolidated operations of Caledonia Mining Corporation Plc and its subsidiaries unless otherwise specifically noted or the context requires otherwise.

Note that all currency references in this document are to US Dollars, unless otherwise stated.

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TABLE OF CONTENTS

1.	Overview
2.	Highlights
3.	Summary Financial Results
4.	Operations
	4.1	Safety, Health and Environment
	4.2	Social Investment and Contribution to the Zimbabwean Economy
	4.3	Gold Production
	4.4	Underground
	4.5	Metallurgical Plant
	4.6	Production Costs
	4.7	Capital Projects
	4.8	Indigenisation
	4.9	Zimbabwe Commercial Environment
	4.10	Opportunities and Outlook
	4.11	Sale of Eersteling
	4.12	COVID-19
	4.13	Solar project
5.	Exploration
6.	Investing
7.	Financing
8.	Liquidity and Capital Resources
9.	Off-Balance Sheet Arrangements, Contractual Commitments and Contingencies
10.	Non-IFRS Measures
11.	Party Transactions
12.	Critical Accounting Estimates
13.	Financial Instruments
14.	Dividend Policy
15.	Management and Board
16.	Securities Outstanding
17.	Risk Analysis
18.	Forward-Looking Statements
19.	Controls
20.	Qualified Person

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1.	OVERVIEW

Caledonia is an exploration, development and mining corporation focused on Zimbabwe. Caledonia’s primary asset is a 64% ownership in Blanket Mine (“Blanket”), a gold mine in Zimbabwe. Caledonia consolidates Blanket into the Unaudited Interim Financial Statements; accordingly, operational and financial information set out in this MD&A is on a 100% basis, unless otherwise specified. Caledonia’s shares are listed on the NYSE American LLC ("NYSE American") (symbol - “CMCL”) and depositary interests in Caledonia’s shares are admitted to trading on AIM of the London Stock Exchange plc (symbol - “CMCL”).

2.	HIGHLIGHTS

	3 months ended September 30		9 months ended September 30		Comment
	2020	2021	2020	2021
Gold produced (oz)	15,155	18,965	42,887	48,872	Record quarterly gold production. Increased gold production was due to increased tonnes milled at a higher recovered grade. Production in Q3 2020 (the “Comparable quarter”) includes 1,803 ounces of gold which was sold after the end of the quarter.
On-mine cost per ounce ($/oz)[1]	758	695	755	743	On-mine cost per ounce decreased in the Quarter by 8% due to higher production which spread fixed costs over more production ounces.
All-in sustaining cost per ounce excl. the export credit incentive ($/oz) (“AISC”)[1]	1,119	909	1,028	966	AISC per ounce decreased in the Quarter by 19%, which reflects the lower on-mine cost per ounce and lower sustaining capex.
Average realised gold price ($/oz)[1]	1,897	1,764	1,714	1,766	The average realised gold price reflects international spot prices.
Gross profit[2]	12,546	15,737	32,28	40,031	Gross profit increased due to higher production and lower cost per ounce offset in the Quarter by a lower gold price.
Net profit attributable to shareholders	4,433	6,939	17,807	14,183	Net profit for the Quarter was higher due to increased profitability. Profit for the nine months was adversely affected by an impairment in Q2 of 2021.
Basic IFRS earnings per share (“EPS”) (cents)	36.6	57.1	150.4	115.2	IFRS EPS reflects the movement in IFRS profit attributable to shareholders.
Adjusted EPS[1]	34.1	68.9	128.2	183.2	Adjusted EPS excludes foreign exchange gains and losses, deferred tax and impairments.
Net cash from operating activities	5,271	7,112	19,345	21,804	Cash generation increased due to higher cash generated from operations offset by higher working capital.
Net cash and cash equivalents	21,562	13,010	21,562	13,010	Reduced cash due to continued high levels of capital investment.

1 Non-IFRS measures such as “On-mine cost per ounce”, “AISC”, “average realised gold price” and “adjusted EPS” are used throughout this document. Refer to section 10 of this MD&A for a discussion of non-IFRS measures.

2 Gross profit is after deducting royalties, production costs and depreciation but before administrative expenses, other income, interest and finance charges and taxation.

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Record quarterly production

Gold production in the Quarter of almost 19,000 ounces was an all-time record which reflects an increase in tonnes milled and an improvement in the grade. Over 179,000 tonnes were milled in the Quarter which is a new record for Blanket and reflects the contribution of Central Shaft which, although currently hoisting development waste, has allowed No. 4 Shaft to focus on hoisting ore.

Improvement in cash generation

Net cash generated from operating activities in the Quarter was $7.1 million, compared to $5.3 million in Q3 of 2020 (the “comparable quarter”). The increase was due to higher cash generated from operations (due to increased production and lower costs per ounce), offset by increased working capital.

104% cumulative increase in the quarterly dividend since October 2019

The Company paid a quarterly dividend of 13 cents per share in July 2021. In October 2021 the Company declared a quarterly dividend of 14 cents per share, payable at the end of October. This was the seventh increase in the quarterly dividend since October 2019 and quarterly dividend per share has increased by 104% from 6.875 cents in October 2019.

Strategy and Outlook

Caledonia’s immediate strategic focus following the commissioning of the Central Shaft project is to increase production, reduce operating costs and increase the flexibility to undertake further development and exploration, thereby safeguarding and enhancing Blanket’s long-term future.

Caledonia continues to evaluate Connemara North, in respect of which it has an option to purchase. During the Quarter, Caledonia announced that it has agreed to acquire the mining claims at Maligreen in the Zimbabwe midlands. Maligreen has an estimated inferred mineral resource of 940,000 ounces at a grade of 1.88g/t. This transaction was completed after the end of the Quarter. Caledonia will consider further investment opportunities in Zimbabwe and elsewhere.

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3.	SUMMARY FINANCIAL RESULTS

The table below sets out the consolidated profit and loss for the Quarter and comparable quarter prepared under IFRS.

Condensed Unaudited Consolidated Statement of Profit or Loss and Other Comprehensive Income
($’000’s)	3 months ended September 30		9 months ended September 30
	2020	2021	2020	2021
Revenue	25,359	33,496	71,874	89,193
Royalty	(1,271)	(1,679)	(3,599)	(4,471)
Production costs	(10,399)	(13,729)	(32,537)	(38,948)
Depreciation	(1,143)	(2,351)	(3,457)	(5,743)
Gross profit	12,546	15,737	32,281	40,031
Other income	27	12	4,736	42
Other expenses	(305)	(1,254)	(1,827)	(5,395)
Administrative expenses	(2,539)	(1,906)	(5,361)	(5,261)
Net foreign exchange gain	985	413	4,694	341
Cash-settled share-based payment	(231)	(243)	(1,177)	(426)
Fair value (gains)/losses on derivative assets	27	-	(121)	(107)
Results from operating activities	10,510	12,759	33,225	29,225
Net finance costs	(87)	(13)	(354)	(354)
Profit before tax	10,423	12,746	32,871	28,871
Tax expense	(4,993)	(4,423)	(11,410)	(11,318)
Profit for the period	5,430	8,323	21,461	17,553

Other comprehensive income
Items that are or may be reclassified to profit or loss
Exchange differences on translation of foreign operations	(88)	(330)	(1,146)	(149)
	5,342	7,993	20,315	17,404
Profit attributable to:
Shareholders of the Company	4,433	6,939	17,807	14,183
Non-controlling interests	997	1,384	3,654	3,370
Profit for the period	5,430	8,323	21,461	17,553
Total comprehensive income attributable to:
Shareholders of the Company	4,345	6,609	16,661	14,034
Non-controlling interest	997	1,384	3,654	3,370
Total comprehensive income for the period	5,342	7,993	20,315	17,404
Earnings per share (cents)
Basic	36.6	57.1	150.4	115.2
Diluted	36.5	57.1	150.1	115.2
Adjusted earnings per share (cents)
Basic	34.1	68.9	128.2	183.2
Dividends declared per share (cents)	8.5	13	24	36

Revenue in the Quarter was 32% higher than the comparable quarter due to a 42% increase in the quantity of gold sold offset by a 7% decrease in the average realised gold price. Production in the comparable quarter included 1,803 ounces of work-in-progress; there was no work-in progress at the end of the Quarter.

The royalty rate payable to the Zimbabwe Government was unchanged at 5% in the Quarter.

Production costs increased by 32% in the Quarter compared to the comparable quarter due to the increase in production. Production costs in the Quarter were largely as budgeted other than the cost of electricity which was higher than expected due to increased use of diesel generators. The on-mine cost per ounce in the Quarter decreased by 8% compared to the comparable quarter. Costs are discussed in section 4.6 of this MD&A.

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The depreciation charge in the Quarter increased by 106% compared to the comparable quarter. The increase reflects the increase in production (because fixed assets are depreciated over production ounces) and the depreciation charge arising on the Central Shaft assets following its commissioning.

Other expenses are detailed in note 8 to the Unaudited Interim Financial Statements and include expenditure of $598 on CSR projects by Blanket (as discussed in section 4.2) and an impairment of $327 on expenditure in the Quarter on the Glen Hume exploration project prior to the decision to terminate further activity as discussed in Section 5.

Administrative expenses are detailed in note 9 to the Unaudited Interim Financial Statements and include the costs of Caledonia’s offices and personnel in Johannesburg, the UK, Jersey and Harare which provide the following functions: technical services, finance, procurement, investor relations, corporate development, legal and company secretarial. Administrative expenses in the Quarter were 25% lower than the comparable quarter. The decrease in the expense was due to a reduced charge in the Quarter for directors’ and officers’ liability insurance offset by higher wages and salaries. In previous years the cost of this insurance was negligible and the cost for an entire year was recognised in the quarter that the cost was incurred. As explained in previous MD&As, the cost of this cover has increased substantially due to structural changes in the market for insurance cover of this nature; accordingly, the cost is now spread equally across the 12-month cover period. Wages and salaries increased by 23% compared to the comparable period due to the inclusion of new employees in the management structure including an internal auditor and a rock engineer.

Net foreign exchange movements relate to gains and losses arising on monetary assets and liabilities that are held in currencies other than the US Dollar. Foreign exchange movements principally arose due to the further devaluation of the Zimbabwe currency against the US Dollar which is discussed in section 4.9 of this MD&A. The net foreign exchange movement in the Quarter was smaller than in previous periods because of the slower rate of devaluation in the Quarter than in previous quarters.

The cash-settled share-based payment expense reflects an accrual for a payment which is expected to arise from the long-term incentive plan (“LTIP”) awards under the Company’s 2015 Omnibus Equity Incentive Compensation Plan (the “Plan”) to certain executives, heads of department and staff in the form of Restricted Share Units (“RSUs”) and Performance Units (“PUs”). LTIP awards may be settled in cash or, subject to conditions, shares or a combination of both at the request of the award holder. The LTIP expense reflects a combination of factors, including the change in the Company’s share price. Further information on the calculation of the charge is set out in note 10 to the Unaudited Interim Financial Statements.

The tax expense comprises the following:

Analysis of Consolidated Tax expense for the Quarter
($’000’s)
	Zimbabwe	South Africa	Total
Income tax	2,507	148	2,655
Withholding tax	-	-	-
Management Fee	-	43	43
Deemed Dividend	94	-	94
Deferred tax	1,609	22	1,631
	4,210	213	4,423

Income tax in Zimbabwe is calculated at 24.72% of taxable profits (2020: 25.75%) which is IFRS profit before tax (in local currency terms) after adjustments which include the deduction of the government royalty and capital expenditure and the add-back of depreciation. Deferred tax reflects the difference between the accounting and tax treatments of capital investment: 100% of capital expenditure is deductible in the year in which it is incurred for tax purposes; whereas for accounting purposes depreciation commences when the project enters production. The combined effective tax rate of Zimbabwe income tax and deferred tax was 26.2% of gross profit (which corresponds to IFRS profit before tax at Blanket) and broadly equates to the effective rate of income tax in Zimbabwe.

South African income tax arises on intercompany profits arising at Caledonia Mining South Africa Proprietary Limited (“CMSA”).

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Zimbabwe withholding tax arose on the management fees paid to CMSA and on dividend payments from Zimbabwe to the UK; South African withholding tax arose on dividends paid from CMSA to its parent company in the UK.

Following the acquisition by the Company of a further 15% interest in Blanket in January 2020, the effective non controlling interest share in profit or loss reduced from 16.2% to 13.2% of Blanket’s net profit. The non-controlling interest is discussed further in section 4.9.

IFRS basic earnings per share increased by 56% from 36.6 cents per share in the comparable quarter to 57.1 cents per share. Adjusted earnings per share, which excludes inter alia the effect of foreign exchange gains and deferred tax increased by 102% to 68.9 cents per share. A reconciliation from IFRS earnings per share to adjusted earnings per share is set out in section 10.3.

The dividend declared in the Quarter was 13 cents per share which was declared and paid in July 2021. Caledonia’s historic dividend declarations and payments are discussed further in section 14.

Risks that may affect Caledonia’s future financial condition are discussed in sections 4.9 and 17.

The table below sets out the consolidated statements of cash flows for the Quarter and the comparable quarter prepared under IFRS.

Condensed Consolidated Statement of Cash Flows (unaudited) ($’000’s)
	3 months ended September 30		9 months endd September 30
	2020	2021	2020	2021

Cash generated from operations	7,393	9,338	23,764	26,875
Net interest paid	(74)	(50)	(337)	(297)
Tax paid	(2,048)	(2,176)	(4,082)	(4,774)
Net cash from operating activities	5,271	7,112	19,345	21,804

Cash flows used in investing activities
Acquisition of property, plant and equipment	(8,007)	(8,564)	(15,928)	(22,332)
Acquisition of and expenditure on exploration and evaluation assets	-	(449)	-	(1,423)
Proceeds on disposal of assets held for sale	-	500	-	500
(Acquisition)/realisation of gold ETF	-	-	(1,058)	1,082
Proceeds from disposal of subsidiary	-	-	900	340
Net cash used in investing activities	(8,007)	(8,513)	(16,086)	(21,833)

Cash flows from financing activities
Dividends paid	(1,129)	(2,108)	(3,110)	(5,614)
Repayment of term loan facility	-	(100)	-	(306)
Payment of lease liabilities	(30)	(31)	(87)	(96)
Shares issued – equity raise (net of transaction cost)	12,538	-	12,538	-
Share options exercised	-	-	30	-
Net cash from/(used in) financing activities	11,379	(2,239)	9,371	(6,016)

Net increase/(decrease) in cash and cash equivalents	8,643	(3,640)	12,630	(6,045)
Effect of exchange rate fluctuations on cash held	1,280	(19)	39	(37)
Net cash and cash equivalents at beginning of the period	11,639	16,669	8,893	19,092
Net cash and cash equivalents at end of the period	21,562	13,010	21,562	13,010

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Cash generated from operations is detailed in note 18 to the Unaudited Interim Financial Statements. Cash generated from operations in the Quarter was $9.3 million compared to $7.4 million in the comparable quarter. The increase in the Quarter was mainly due to higher operating profit the effect of which was reduced by increased working capital.

Working capital increased in the Quarter due to increased inventories, trade receivables and prepayments, which was partly offset by an increase in payables. Movements in working capital items are discussed below in the review of the Summarised Consolidated Statements of Financial Position.

Tax paid in the Quarter reflects the increased pre-tax profits at Blanket and is after the offset of part of the overdue VAT recoverable.

Investment in property, plant and equipment remains high due to the continued investment in new development associated with the Central Shaft project, which is discussed further in section 4.7 of this MD&A and in sustaining capital investment.

The acquisition of exploration and evaluation assets relates to the payments in respect of the purchase of the option over the Connemara North exploration property as discussed further in section 5.

Dividends comprise dividends paid by the Company and dividends paid by Blanket to its minority shareholders after deduction of amounts to repay the various advances and loans as discussed in section 4.9. The Company paid a higher dividend during the Quarter of 13 cents per share (comparable quarter: 8.5 cents) which, in conjunction with the increased number of shares in issue following the equity issue in the comparable quarter, resulted in an increase in Caledonia’s dividend distributions.

The effect of exchange rate fluctuations on cash held predominantly reflects gains or losses on cash balances held in currencies other than the US Dollar. The effect on cash balances forms part of an overall foreign exchange gain or loss arising on all affected financial assets and liabilities.

The table below sets out the consolidated statements of Caledonia’s financial position at the end of the Quarter and December 31, 2020 prepared under IFRS.

Summarised Consolidated Statements of Financial Position (unaudited)
($’000’s)	As at	Dec 31	Sep 30
		2020	2021
Non-current assets		133,334	147,421
Inventories		16,798	18,134
Prepayments		1,974	7,110
Trade and other receivables		4,962	11,828
Income tax receivable		76	27
Cash and cash equivalents		19,092	13,213
Derivative financial assets		1,184	-
Assets held for sale		500	-
Total assets		177,920	197,733
Non-current liabilities		9,913	13,317
Loans and borrowings		408	70
Lease liabilities – short term portion		61	103
Trade and other payables		8,664	10,520
Income taxes payable		495	1,919
Cash-settled share-based payment - short term portion		336	1,768
Total liabilities		19,877	27,900
Equity		158,043	169,833
Total equity and liabilities		177,920	197,733

Non-current assets increased due to the investment at the Central Shaft and sustaining investment.

Inventories increased due to the increased level of operations and the usual increase in holdings of consumables to prepare Blanket for the shut-down in the supply chain from South Africa at the end of the year. Inventory levels have also been increased to safeguard against any further disruption to Blanket’s supply chain due to any resurgence in the COVID-19 pandemic, renewed civil unrest in South Africa and strike action at suppliers in South Africa.

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Prepayments represent deposits and advance payments for goods and services. Prepayments increased largely due to prepayments in respect of the solar project.

Trade and other receivables are detailed in note 16 to the Unaudited Interim Financial Statements and include $6.8 million (June 30, 2021: $5 million. March 31, 2021: $7.8 million. December 31, 2020: $1.3 million) due from Fidelity Printers and Refiners (Private) Limited (“Fidelity”) in respect of gold deliveries prior to the close of business on September 30, 2021 and $4.0 million (June 30, 2021: $3.3 million. March 31, 2021: $2.7 million. December 31, 2020: $2.3 million) due from the Zimbabwe Government in respect of VAT refunds.

Responsibility for making payment for gold deliveries changed from the Reserve Bank of Zimbabwe (“RBZ”) to Fidelity in early 2021 after which the speed of payments has improved. The increased receivable due from Fidelity at the end of the Quarter reflects the higher level of deliveries due to the increased production; the full amount due from Fidelity in respect of gold deliveries was received as it fell due after the end of the Quarter.

The amount due in respect of VAT refunds increased because of the increased level of capital procurement during the Quarter and higher RTGS$-denominated local costs. Some of the RTGS$ component of the VAT receivable is outside its normal due date and management continues to pursue recovery of all amounts due, which includes offsetting VAT receivables from the amounts paid in respect of other taxes.

Trade receivables also include $0.8 million (December 31, 2020: $1.1 million) in respect of deferred consideration due on the disposal of Eersteling Gold Mining Company Limited (“Eersteling”) which is discussed in section 4.11 of this MD&A.

The distribution of the consolidated cash across the jurisdictions where the Company operates was as follows:

Geographical location of cash ($’000’s)
As at	December 31, 2020	March 31, 2021	June 30, 2021	September 30, 2021
Zimbabwe	5,116	2,170	3,162	2,072
South Africa	2,732	1,675	3,155	1,704
UK/Jersey	11,244	9,182	10,352	9,234
Total net cash and cash equivalents	19,092	13,027	16,669	13,010

The following information is provided for each of the eight most recent quarterly periods ending on the dates specified. The figures are extracted from underlying financial statements that have been prepared using accounting policies consistent with IFRS.

($’000’s except per share amounts)	Dec 31, 2019	Mar 31, 2020	June 30, 2020	Sept 30, 2020	Dec 31, 2020	Mar 31, 2021	Jun 30, 2021	Sep 30, 2021
Revenues	23,433	23,602	22,913	25,359	28,128	25,720	29,977	33,496
Profit attributable to owners of the Company	2,390	8,240	5,134	4,433	2,973	4,550	2,694	6,939
Earnings per share – basic (cents)	21.5	71.2	43.1	36.6	24.0	37.3	21.1	56.8
Earnings per share – diluted (cents)	21.3	71.1	43	36.5	23.9	37.2	21.1	56.7
Net cash and cash equivalents	8,893	13,825	11,639	21,562	19,092	13,027	16,669	13,010

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Fluctuations in profit attributable to owners of the Company on a quarterly basis are due to, inter alia, substantial foreign exchange profits as discussed in the relevant MD&As and financial statements.

4.	OPERATIONS

4.1	Safety, Health and Environment

The following safety statistics have been recorded for the Quarter and the preceding seven quarters.

Blanket Mine Safety Statistics
Classification	Q4 2019	Q1 2020	Q2 2020	Q3 2020	Q4 2020	Q1 2021	Q2 2021	Q3 2021
Fatal	0	0	0	0	0	0	0	0
Lost time injury	1	1	1	1	3	0	1	0
Restricted work activity	3	1	2	5	1	4	0	1
First aid	0	0	1	0	0	0	0	1
Medical aid	5	0	2	5	5	2	5	6
Occupational illness	0	0	0	0	0	0	0	0
Total	9	2	6	11	9	6	6	8
Incidents	15	9	15	21	14	17	9	26
Near misses	7	3	7	7	7	11	3	6
Disability Injury Frequency Rate	0.60	0.29	0.42	0.80	0.55	0.53	0.14	0.12
Total Injury Frequency Rate	1.34	0.29	0.83	1.48	1.23	0.79	0.85	0.98
Man-hours worked (000’s)	1,341	1,395	1,443	1,491	1,460	1,509	1,418	1,629

The number of total incidents was higher than in the preceding two quarters. Blanket’s headcount has increased by 255 (net) over the last 12 months; despite intensive training for new employees, new recruits appear to have lower safety awareness. New recruits are now receiving additional safety training.

4.2	Social Investment and Contribution to the Zimbabwean Economy

Blanket’s investment in community and social projects which are not directly related to the operation of the mine or the welfare of Blanket’s employees, the payments made to the Gwanda Community Share Ownership Trust (“GCSOT”) in terms of Blanket’s indigenisation, and payments of taxation and other non-taxation charges to the Zimbabwe Government and its agencies are set out in the table below.

Payments to the Community and the Zimbabwe Government ($’000’s)
Period	Year	Community and Social Investment	Payments to GCSOT	Payments to Zimbabwe Government (excl. royalties)	Total
Year	2013	2,147	2,000	15,354	19,501
Year	2014	35	-	12,319	12,354
Year	2015	50	-	7,376	7,426
Year	2016	12	-	10,637	10,649
Year	2017	5	-	11,988	11,993
Year	2018	4	-	10,140	10,144
Year	2019	47	-	10,357	10,404
Year	2020	1,689	184	12,526	14,399
Q1	2021	83	100	2,802	2,985
Q2	2021	117	100	4,172	4,389
Q3	2021	595	248	5,371	6,409

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The implementation of corporate social responsibility (“CSR”) projects rebounded in the Quarter from the restricted level of activity in previous quarters due to measures to prevent the spread of the COVID-19 pandemic. Significant projects that were undertaken in the Quarter include the repair and maintenance of a road and upgrades to facilities at the Sabiwa High School.

4.3	Gold Production

Tonnes milled, average grades, recoveries and gold produced during the Quarter, the preceding 8 quarters, the years 2018, 2019 and 2020 and October 2021 are shown in the table below.

Blanket Mine Production Statistics
	Year	Tonnes Milled (t)	Gold Head (Feed) Grade (g/t Au)	Gold Recovery (%)	Gold Produced (oz)
Year	2018	560,913	3.26	92.9	54,511
Quarter 1	2019	122,389	3.26	93.4	11,948
Quarter 2	2019	135,847	3.11	93.2	12,712
Quarter 3	2019	142,706	3.19	93.2	13,646
Quarter 4	2019	155,389	3.61	93.8	16,876
Year	2019	556,331	3.31	93.4	55,182
Quarter 1	2020	140,922	3.35	93.8	14,233
Quarter 2	2020	143,210	3.13	93.9	13,499
Quarter 3	2020	157,343	3.19	93.9	15,155
Quarter 4	2020	156,487	3.19	93.5	15,012
Year	2020	597,962	3.21	93.8	57,899
Q1	2021	148,513	2.98	93.0	13,197
Q2	2021	165,760	3.34	93.8	16,710
Q3	2021	179,577	3.48	94.2	18,965
October	2021	58,995	3.60	94.1	6,420

Gold production for the Quarter was 25% higher than the comparable quarter due to increased tonnes milled, a higher grade and marginal increase in recovery. Tonnes milled and grade are discussed in section 4.4 of this MD&A; gold recoveries are discussed in section 4.5 of this MD&A. As discussed in section 4.12 of the MD&A, the COVID-19 pandemic had no discernable effect on production in the Quarter.

October showed a further continuation in the production ramp up.

4.4	Underground

Tonnes milled in the Quarter were 14.1% higher than the comparable quarter and represents a new quarterly record. Production in the Quarter benefitted from the commissioning of the Central Shaft at the end of March. Approximately 70% of the development waste and all the materiel is now handled by Central Shaft, which creates capacity at No. 4 Shaft to hoist ore.

The grade in the Quarter was slightly better than planned and was 9.1% higher than the comparable quarter.

As the extraction percentage of the orebody at depth increases, geotechnical factors including rock engineering sequencing affect the extraction sequence of the individual orebodies. This factor along with AR South reaching the end-of-life result in an anticipated reduction of 9% in the grade for 2022.

4.5	Metallurgical Plant

Recoveries in the Quarter were 94.2% compared to 93.9% in the comparable quarter. The tailings grade at 0.202g/t is close to the minimum sustainable level and shows that the metallurgical plant is operating at optimal efficiency.

Following the commissioning of a fourth primary rod mill (BM9) in the previous quarter (which increased the primary milling capacity to 100tph), primary milling capacity is now sufficient to accommodate the planned daily throughput to sustain the targeted rate of 80,000 ounces per annum from 2022 onwards.

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An additional re-grind mill will be installed before the end of the second quarter of 2022 to achieve the required daily throughput at a consistently fine grind.

4.6	Production Costs

A narrow focus on the direct costs of production (mainly labour, electricity and consumables) does not fully reflect the total cost of gold production. Accordingly, cost per ounce data for the Quarter and the comparable quarter have been prepared in accordance with the Guidance Note issued by the World Gold Council on June 23, 2013 and is set out in the table below on the following bases:

i.	On-mine cost per ounce[1], which shows the on-mine costs of producing an ounce of gold and includes direct labour, electricity, consumables and other costs that are incurred at the mine including insurance, security and on-mine administration;
ii.	All-in sustaining cost per ounce[1], which shows the on-mine cost per ounce plus royalty paid, additional costs incurred outside the mine (i.e. at offices in Harare, Johannesburg and Jersey), costs associated with maintaining the operating infrastructure and resource base that are required to maintain production at the current levels (sustaining capital investment), the share-based expense (or credit) arising from the LTIP awards less silver by-product revenue. The all-in sustaining cost also includes as a credit (i.e. as a deduction from costs) any revenue from the export credit incentive (“ECI”) (or its predecessor as discussed in section 4.9); and
iii.	All-in cost per ounce[1], which shows the all-in sustaining cost per ounce plus the costs associated with activities that are undertaken with a view to increasing production (expansion capital investment).

Cost per Ounce of Gold Sold (US$/ounce)
	3 months ended September 30		9 months ended September 30
	2020	2021	2020	2021
On-mine cost[1]	758	695	755	743
All-in sustaining cost per ounce excl. ECI[1]	1,119	909	1,028	966
All-in cost per ounce[1]	1,520	1,367	1,266	1,409

A reconciliation of costs per ounce to IFRS production costs is set out in section 10.

On-mine costs

On-mine costs comprise labour, electricity, consumables and other costs such as security and insurance. Production costs are detailed in note 6 to the Unaudited Interim Financial Statements. On-mine costs per ounce were 8% lower than the comparable quarter due to the increased production which meant that fixed costs were spread over more production ounces. On mine costs in the Quarter were generally lower than planned other than the cost of diesel generated electricity which was $1.7 million in the Quarter compared to $0.5 million in the comparable quarter due to the increased use of generators in the Quarter (5,162 hours compared to 2,301 hours in the comparable quarter).

All-in sustaining cost

The all-in sustaining cost per ounce in the Quarter excluding the export credit incentive was 19% lower than the comparable quarter due to the lower on-mine cost, lower sustaining capital expenditure and a lower share-based expense.

______________________________

1 On-mine cost per ounce, all-in sustaining cost per ounce and all-in cost per ounce are non-IFRS measures. Refer to section 10 for a reconciliation of these amounts to IFRS.

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All-in cost

All-in cost includes investment in expansion projects at Blanket which remained at a high level in the Quarter due to the continued investment, as discussed in section 4.7 of this MD&A. All-in costs do not include pre-feasibility investment in exploration and evaluation projects.

4.7	Capital Projects

The main capital development project is the Central Shaft which will allow for three new production levels below the current operations; a fourth level is intended to be added in due course via a decline construction. Shaft sinking commenced in early 2015 and the shaft reached its target depth of 1,204 metres (approx. 4,000 feet) in July 2019. Work on equipping the shaft commenced in early January 2020, it was commissioned at the end of the March 2021 and commercial operations commenced in April 2021. Central Shaft is currently being used to hoist development waste, men and material – thereby freeing up capacity at No. 4 Shaft to hoist ore. Partial ore hoisting from Central Shaft is scheduled to commence at the end of the fourth quarter with the loading station fully commissioned at the end of the second quarter 2022.

Central Shaft was commissioned in March, approximately 6 months later than planned due to delays arising from COVID-19 and poor electricity supply. Travel and transport restrictions during the COVID-19 pandemic meant that specialist contractors and equipment could not travel to Blanket as scheduled; restrictions on the number of workers who could go underground reduced the ability to complete the underground development as planned; and Central Shaft suffered severe delays due to power interruptions until an additional 6MVA of diesel power was commissioned in January 2020. The combined effect of these factors was that the horizontal infrastructure development around Central Shaft on 30 and 34 Levels was delayed by 7 months with a resulting increase in capital expenditure as contractors have to remain on site for longer than anticipated.

To minimise the effects of the delays to Central Shaft, approximately 2,000 meters of development on 26 Level was completed before Central Shaft was commissioned using mid-shaft loading, a decline at AR South and the No. 6 Winze. The AR South decline and two further declines from 22 Level provide access to production areas that was scheduled to be accessed via Centra Shaft. These declines allow production to achieve planned levels and the build-up in production to 80,000 ounces to continue, despite the delay to Central Shaft. However, the longer than expected use of the declines (which were extended to one production level more than had initially been planned) has added approximately 3,000 meters of additional development across the three declines which will be incurred in 2022. The requirement for more development than was initially planned resulting from the delay to Central Shaft has increased planned capital expenditure for 2022 by approximately $3.5m. The anticipated cost of the capital development in 2022 that was initially planned (i.e. before taking into account the delays to Central Shaft) is approximately $0.8 million higher than planned, mainly due to the higher cost of operating the trackless equipment. Caledonia’s committed and uncommitted capital expenditure obligations for the next 12 months are discussed in section 9 of this MD&A.

At Central Shaft, horizontal development has commenced northwards and southwards on both 30 and 34 levels towards AR South and Eroica and is proceeding better than planned. It is anticipated that the development southwards towards AR South will be completed by the end of 2021 and to Eroica in early 2022. The successful completion of this development as planned is important to ensure that Blanket can achieve its production target of 80,000 ounces per annum from 2022 onwards. This development will also provide platforms for further deep-level exploration which is critical for upgrading the mineral resources.

In addition to the Central Shaft, work continued on the following developments:

•	Eroica Decline 3: this decline will continue down to the 30 and 34 levels (990m and 1,110m below collar, respectively) and will connect to the haulages from Central Shaft. Progress in the Quarter has been good;
•	Decline 4: after a temporary stoppage in the previous quarter to improve ventilation and water pumping, the decline development was resumed and has reached 930m where an intermediate haulage will be cut to facilitate early production in 2022. This haulage will cover the high-grade areas of the Blanket No.3 orebody and the Blanket Quartz Reef and will continue south to open the extensive strike of Blanket No.2 orebody; and
•	Decline 5: the decline branches from Decline 4 on 885m level and heads towards the high-grade AR South east-west limb. This decline reached 915m level in the previous quarter; during the Quarter work was focussed on mining twin raises to the 870m level to improve ventilation. It is planned that this decline will extend to 930m level.

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4.8	Indigenisation

Transactions that implemented the indigenisation of Blanket (which expression in this section and in certain other sections throughout this MD&A refers to the Zimbabwe company that owns Blanket Mine) were completed on September 5, 2012 following which Caledonia owned 49% of Blanket and received a Certificate of Compliance from the Zimbabwe Government which confirms that Blanket is fully compliant with the Indigenisation and Economic Empowerment Act.

Following the appointment of President Mnangagwa in 2017 the requirement for gold mining companies to be indigenised was removed by a change in legislation with effect from March 2018. On November 6, 2018, the Company announced that it had entered into a sale agreement with Fremiro Investments (Private) Limited (“Fremiro”) to purchase Fremiro’s 15% shareholding in Blanket for a gross consideration of $16.7 million which was to be settled through a combination of the cancellation of the loan between the two entities which stood at $11.5 million as at June 30, 2018 and the issue of 727,266 new shares in Caledonia at an issue price of $7.15 per share. This transaction was completed on January 20, 2020 following which Caledonia has a 64% shareholding in Blanket and Fremiro held approximately 6.3% of Caledonia’s enlarged issued share capital.

As a 64% shareholder, Caledonia receives 64% of Blanket’s dividends plus the repayment of vendor facilitation loans which were extended by Blanket to certain of the indigenous shareholders. The outstanding balance of the facilitation loans at September 30, 2021 was $17.34 million (June 30, 2021: $17.96 million). The facilitation loans (including interest thereon) are repaid by way of dividends from Blanket; 80% of the dividends declared by Blanket which are attributable to the beneficiaries of the facilitation loans are used to repay such loans and the remaining 20% unconditionally accrues to the respective indigenous shareholders. The dividends attributable to GCSOT, which holds 10% of Blanket, were withheld by Blanket to repay the advance dividends which were paid to GCSOT in 2012 and 2013 and which had an outstanding balance of $Nil at September 30, 2021 (December 31, 2020; $0.99 million). The final payment to settle the advance dividend loan to the Community Trust was made on September 22, 2021. Future dividends to GCSOT will be unencumbered.

In February 2020, Blanket agreed to a request from GCSOT that the terms of the debt relating to the repayment of the advance dividends be amended so that GCSOT might receive 20% of its attributable dividend and the balance of 80% would be applied to repay the advance dividends.

The facilitation loans are not shown as receivables in Caledonia’s financial statements in terms of IFRS. These loans are effectively equity instruments as their only means of repayment is via dividend distributions from Blanket. Caledonia continues to consolidate Blanket for accounting purposes. Further information on the accounting effects of indigenisation at Blanket is set out in note 5 to the Unaudited Interim Financial Statements.

4.9	Zimbabwe Commercial Environment

Monetary Conditions

The current situation in Zimbabwe can be summarized as follows:

•	Although there continues to be a shortage of foreign currency in Zimbabwe, Blanket had satisfactory access to foreign exchange to date.

•	The rate of annual inflation increased from 5% in September 2018 to approximately 500% by December 2019; the rate of inflation appears to have moderated to an annual rate of 52% for the 12 months to the end of September 2021. A high rate of inflation has little effect on Blanket’s operations because Blanket’s employee remuneration is partly paid in US Dollars and the local currency component is adjusted each month to reflect the increased cost of living – this is discussed further below.
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•	Since October 2018, bank accounts in Zimbabwe have been bifurcated between Foreign Currency Accounts (“FCA”), which can be used to make international payments, and local currency (known as “ZWL$”, “RTGS Dollars” or “RTGS$”) accounts which can only be used for domestic transactions.

•	On February 20, 2019 the RBZ allowed inter-bank trading between currency held in the RTGS$ system and the FCA system. Prior to this, the RBZ had stipulated that a Dollar in the RTGS system was worth 1 US Dollar in the FCA system. The interbank exchange rate at each quarter end since the introduction of the interbank rate in February 2019 is set out below.

Interbank Exchange Rates (ZWL$:US$1)
February 20, 2019	2.50
March 31, 2019	3.00
June 30, 2019	6.54
September 30, 2019	15.09
December 31, 2019	16.77
March 31, 2020	25.00
June 30, 2020	57.36
September 30, 2020	81.44
December 31, 2020	81.79
March 31, 2021	84.40
June 30, 2021	85.60
September 30, 2021	87.67
October 31, 2021	97.14
November 3, 2021	98.98

•	The interbank trading mechanism addressed the most pressing difficulty that emerged after the October 2018 policy implementation, being the erosion of the purchasing power of Blanket’s employees due to rapidly increasing retail prices which had an adverse effect on employee morale. Management has increased RTGS$-denominated remuneration so that it remains more closely aligned to the US Dollar value using the interbank rate. This has alleviated some of the financial distress experienced by Blanket employees. In February 2020, the RBZ announced its intention to further liberalise the interbank market with the objective of increasing liquidity and transparency. However, in response to the COVID-19 pandemic, the Minister of Finance subsequently reversed this policy and re-established a fixed exchange rate of ZWL$25:US$1 with effect from March 6, 2020. On June 23, 2020, the RBZ introduced an “auction system” whereby, on a weekly basis, buyers and sellers of local currency and foreign exchange submit tenders which the RBZ uses to determine a revised interbank rate.

•	Zimbabwean gold producers, including Blanket, are required to sell their gold to Fidelity. Prior to May 26, 2020, 55% of the sale proceeds were received in US Dollars and the balance was received in RTGS$. From May 26, 2020 gold producers received 70% of their sale proceeds in US Dollars and the balance was received in RTGS$. With effect from 7 January 2021, gold producers receive 60% of their revenues in US Dollars and the balance in RTGS$. Blanket uses the US Dollar component to pay for imported goods, services and a portion of the electricity bill and wages and salaries at Blanket; the RTGS$ component is used to pay for goods and services procured in Zimbabwe, the remaining portion of the electricity bill, wages and salaries at Blanket, payroll taxes and a proportion of Blanket’s income tax.

•	After the reduction in the proportion of revenues received in US Dollars from 70% to 60% with effect from January 7, 2021, Blanket participated in the weekly auction system to access the resultant shortfall in US Dollars. From early June 2021, Blanket and other gold producers were excluded from the weekly auctions on the grounds that they are deemed to be exporters and therefore do not qualify to participate. Blanket has subsequently secured allocations of foreign exchange from the RBZ to compensate for its exclusion from the auctions. Blanket has also increased the proportion of its expenditure that is made in local currency. As at the date of this MD&A, Blanket has not accumulated excess local currency.

•	Blanket sells its gold production to Fidelity, which refines and on-sells the gold into the international market. During the first quarter of 2021, responsibility for making payments for gold deliveries from the Blanket Mine moved from the RBZ to its gold refining subsidiary Fidelity. This move simplified and improved the mechanism for making payments for gold and the new system is operating well.
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•	In early June 2021 the RBZ announced that companies that are listed on the Victoria Falls Stock Exchange (“VFEX”) will receive 100% of the revenue arising from incremental production in US Dollars. Blanket has subsequently received confirmation that the “baseline” level of production for the purposes of calculating incremental production is 148.38 Kg per month (approximately 57,000 ounces per annum). In addition, the payment of the increased US Dollar proceeds for incremental production was backdated to July 1, 2021. Blanket has received all amounts due in terms of this revised policy.

•	As Blanket intends to increase its production from approximately 58,000 ounces of gold in 2020 to 80,000 ounces of gold from 2022 onwards a listing on the VFEX should mean that Blanket will receive approximately 71.5% of its total revenues in US Dollars and the balance in local currency. Caledonia has received the necessary regulatory approvals and confirmations that it will realise the benefits arising from a listing on the VFEX. Accordingly, Caledonia is now implementing a secondary listing on the VFEX which is expected to be effected by a placing in Zimbabwe of approximately $4 million (to satisfy the requirements for local shareholder spread) and a subsequent introduction. The proceeds of the placing will be used to replenish cash resources following the recent payment of $4 million to purchase the Maligreen mining claims as discussed in section 5. It is anticipated that the VFEX listing will be effected before the end of 2021.

•	Throughout these developments and to the date of issue of the Unaudited Interim Financial Statements the US Dollar has remained the primary currency in which the Group’s Zimbabwean entities operate and the functional currency of these entities.

Export credit incentive

Blanket sells gold to Fidelity at a price which is 98.75% of the price fixed by the London Bullion Market Association (the “LBMA price”).

The RBZ first announced an ECI on the gold proceeds for all large-scale gold producers during 2016 which was calculated as a percentage of the gold proceeds less the charges of Fidelity. The below table indicates when the ECI was applicable and the percentages granted.

ECI applicable periods	Percentage
May 1, 2016 – December 31, 2017	3.5%
January 1, 2018 – January 31, 2018	2.5%
February 1, 2018 – February 20, 2019	10%
February 21, 2019 – March 9, 2020	0%
March 10, 2020 – June 26, 2020	25%

All incentives granted by the Zimbabwean Government were included in other income when determined receivable. Incentives were received in Blanket Mine’s RTGS$ account. The ECI fell away after June 26, 2020.

There was no income arising in the Quarter from the ECI (Q2 2020: $2.8 million); any income from such sources in previous quarters was included as part of Other income “Government Grant - Gold sale export credit incentive” and was treated as a deduction from costs for the purposes of calculating all-in sustaining costs, as set out in section 10.1.

Electricity supply

The poor quality of electricity supply from the Zimbabwe Electricity Supply Authority (“ZESA”) is the most significant threat to production at Blanket. Blanket experiences interruptions to its power supply from the grid and the supply from the grid is also subject to frequent surges and dips in voltage which, if not controlled, cause severe damage to Blanket’s electrical equipment. To address this matter, in 2019 and early 2020 Blanket increased its diesel generating capacity to 18MW of installed capacity which was sufficient to maintain all operations and capital projects. Blanket also installed a 10MVA auto tap transformer to protect some of its equipment from voltage fluctuations on the incoming grid supply. Caledonia’s board has approved a project to construct a 12 MWac solar project which will provide approximately 27% of Blanket’s average daily electricity demand at a cost of approximately $14 million (including construction costs and other project planning, structuring, funding and administration costs). This is discussed further in section 4.13.

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Notwithstanding the measures taken to provide back-up power and to manage power surges, the switches from grid power to generator power cause delays to production and development activities: each switch-over results in up to 45 minutes of lost time as the generators are started and the compressors are re-charged. This can recur several times during a single shift, resulting in a considerable cumulative effect. Historically, production has been prioritized over development activity, including the horizontal development from Central Shaft. This, in conjunction with delays arising from COVID-19, has resulted in a cumulative delay in the Central Shaft development which, in turn, has required the continued use of declines to access producing areas, which has contributed to an anticipated increase in future capital costs as discussed further in section 4.7.

As ZESA has not been able to rectify its deficiencies and as Blanket expects to use more grid power as it increases production to 80,000 ounces of gold per annum. Blanket now needs to commission a further 10MVA auto tap transformer (which will belong to ZESA) at a cost of approximately $0.5 million. The continued deterioration in the ZESA supply means that the power factor regularly falls to 60%, which means that Blanket is effectively paying for 100% of the power, but receives only 60%, and Blanket also incurs the additional cost of generating its own power (approx. 5,000 kw each day) using diesel generators at a cost of approximately $300,000 per month.

Due to the higher than anticipated use of the diesel generators as a result of the further deterioration in the ZESA supply, Blanket lost two of its 2.5 MWA generators in October which must be replaced at a cost of approximately $1.2 million. The orders for the additional generators were placed after the end of the Quarter and delivery is expected in late 2021. Additional capital costs relating to poor electricity supply of approximately $3.2 million are anticipated in 2022. Caledonia is considering increasing the scale of the solar project to further reduce Blanket’s reliance on the grid and diesel generators and is investigating the feasibility of installing power factor correction equipment.

Water supply

Blanket uses water in the metallurgical process. Blanket is situated in a semi-arid region and rainfall typically only occurs in the period November to February. After several years of below-average rainfall, the 2020/2021 rainy season was excellent and management believes water supply is now satisfactory.

Taxation

The main elements of the Zimbabwe tax regime insofar as it affects Blanket Mine and Caledonia are as follows:

•	A royalty is levied on gold revenues at a rate of 5% paid in RTGS$ if the gold price is above $1,200 per ounce; a royalty rate at 3% applies if the gold price is below $1,200. With effect from January 1, 2020, the royalty is allowable as a deductible expense for the calculation of income tax.

•	Income tax is levied at 24.72% (2020: 25.75%) on profits as adjusted for tax purposes. The main adjustments to profit for the purposes of calculating tax are the add-back of depreciation and most of the management fees paid by Blanket to CMSA. 100% of all capital expenditure incurred in the year of assessment is allowed as a deductible expense. As noted above, the royalty is deductible for income tax purposes with effect from January 1, 2020. The calculation of taxable income is performed using financial records prepared in RTGS$, which has significantly reduced the deferred tax liability.

•	Withholding tax is levied on certain remittances from Zimbabwe i.e. dividend payments from Zimbabwe to the UK and payments of management fees from Blanket to CMSA.

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4.10	Opportunities and Outlook

Central Shaft Project to Increase Production and Extend Mine Life

As discussed in section 4.7, following the commissioning of the Central Shaft production is expected to increase to the targeted rate of approximately 80,000 ounces per annum from 2022 onwards. The Central Shaft will also create the operational flexibility to establish drilling platforms and resume deep-level exploration drilling.

Production Guidance

Production guidance for 2021 was previously between 61,000 and 67,000 ounces. On October 13, 2021 production guidance was narrowed at the top of the range to between 65,000 and 67,000 ounces of gold as a result of the Central Shaft operating at the top end of expectations in the early start-up phase. The critical factors that influence whether Blanket can achieve this target include:

•	Blanket’s ability to maintain an adequate supply of consumables and equipment. Blanket has increased its inventory levels, but normal transport routes must remain open if there is any resurgence in the COVID-19 pandemic and/or disruption to the supply chain arising from further unrest in South Africa;

•	Blanket’s workforce remaining healthy;

•	Blanket continuing to receive payment in full and on-time for all gold sales;

•	Blanket and Caledonia continuing to be able to make local and international payments in the normal course of business; and

•	Blanket’s ability to manage the erratic supply of electricity from ZESA.

Based on the production achieved in the first nine months of 2021 and the commissioning of the Central Shaft at the end of March 2021, management re-iterates its guidance for the year.

This is forward looking information as defined by National Instrument 51-102. Refer to section 18 of this MD&A for further information on forward looking statements.

Cost Guidance

On-mine cost guidance for 2021 is in the range of $740 to $815 per ounce; guidance for AISC is $985 to $1,080 per ounce. This is forward looking information as defined by National Instrument 51-102. Refer to section 18 of this MD&A for further information on forward looking statements.

Capital Expenditure

Capital expenditure at Blanket in 2022 is likely to be higher than the guidance of $15.2 million which was provided in the technical report entitled “Caledonia Mining Corporation Plc NI 43-101 Technical Report on the Blanket Gold Mine, Zimbabwe” dated May 17, 2021 prepared by Minxcon (Pty) Ltd and filed by the Company on SEDAR (www.sedar.com) on May 26, 2021 and which has an effective date of January 1, 2020. Capital investment for 2022 is now expected to be approximately $27 million the increase being due to the following factors:

•	A cost overrun of approximately $0.8 million on the Central Shaft development that was envisaged in the initial project plan, this overrun being due mainly to the higher than anticipated running cost of the trackless equipment that is used in capital development on 30 and 34 levels;

•	Additional development as a result of delays in the Central Shaft (as discussed in section 4.7) at a cost of approximately $3.4 million;
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•	Additional capital costs resulting from the poor quality of Blanket’s electricity supply from ZESA of approximately $3.2 million (as discussed in section 4.9). This excludes any further investment to increase the scale of the solar plant which is currently being constructed at Blanket;

•	Investment of approximately $2.6 million to upgrade the workers’ village to accommodate the larger than anticipated workforce and upgrade the water and sewerage system;

•	Investment of approximately $0.8 million to increase the capacity of the metallurgical plant so that it can handle the increased tonnes required to sustain a production level of 80,000 ounces per annum in the context of the expected reduction in the future head grade as discussed in section 4.4; and

•	Investment of $1 million for additional compressors.

The cash effect on Caledonia of the increased capital expenditure in 2022 will be mitigated somewhat by income tax relief at 24.72% and the 15.2% effective economic interest of Blanket’s indigenous shareholders.

Strategy

Caledonia’s immediate strategic focus following the commissioning of the Central Shaft at Blanket is to:

•	increase production to the target rate of 80,000 ounces of gold per annum from 2022; and

•	re-commence deep level drilling at Blanket with the objective of upgrading inferred mineral resources, thereby extending the life of mine beyond the current horizon of 2034.

Caledonia will continue preliminary exploration at Connemara North over which it has an option, as discussed further in section 5 of this MD&A.

Caledonia will also commence exploration at the Maligreen claims with the objective of increasing the confidence level of the existing estimated mineral resource base as discussed in section 5 of this MD&A.

Caledonia will also evaluate further investment opportunities in Zimbabwe and elsewhere.

4.11	Sale of Eersteling

On May 31, 2018, the Group entered into a share sale agreement to sell the shares and claims of Eersteling, a South African subsidiary which owns a mine that was on care and maintenance since 1997. The share sale agreement allowed for a purchase price of $3 million to be settled by three payments of $1 million, the last of which fell due on July 30, 2020. The purchaser was unable to make the final payment due to the closure of the operation during the South African lock-down period and the death of two of the purchaser’s principals. Caledonia has agreed with the purchaser to recover the outstanding consideration of $0.8 million (December 31, 2020: $1.1 million) by directly receiving a portion of the cash proceeds of the processing of an existing gold stockpile at Eersteling from a 3rd party that will be processing the stockpile on the purchaser’s behalf. Caledonia is of the opinion that the remaining outstanding amount is fully recoverable.

4.12	COVID-19

Blanket employs over 1,800 employees the vast majority of whom live with their dependents on the mine village. One case of COVID-19 was recorded at Blanket during 2020; 171 cases of COVID-19 have been detected in 2021 of which there was, regrettably, two deaths of an employee and a dependent. Further cases have been detected at the Company’s offices in Harare, Johannesburg and St Helier. During the Quarter, Blanket procured sufficient doses of an approved vaccine for all adult employees and their spouses. Although initially, take-up of vaccines was very low, as the number of cases increases, Blanket’s workers are coming forward for vaccination in greater numbers. As at September 30, 2021 49% of Blanket’s employees, 70% of contractors working at Blanket and 11% of the Blanket employee dependents living on the Blanket mine site have been vaccinated on site.

COVID-19 had no significant effect on production or costs in the Quarter. As discussed in section 4.7, COVID-19 delayed the completion of the Central Shaft with a resulting increase in the decline development at AR South, AR Main and Eroica required to maintain targeted production levels while the horizontal development from Central Shaft can catch up.

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4.13	Solar project

As noted in section 4.9, Blanket suffers from unstable grid power and load shedding which results in frequent and prolonged power outages. In late 2019 Caledonia initiated a tender process to identify parties to make proposals for a solar project to reduce Blanket’s reliance on grid power. After careful consideration, Caledonia’s board approved the construction of a 12MWac solar plant at a revised construction cost of approximately $14 million. The plant is expected to provide all of Blanket’s minimum electricity demand during daylight hours; Blanket will continue to rely on the grid and generators to provide additional power during daylight hours and at night. It is estimated that the solar plant will provide approximately 27% of Blanket’s total daily electricity requirement. Battery power is currently too expensive to justify their use to augment the solar project, but the Company will continue to monitor this situation as battery technology develops. The Company will also evaluate a further phase for the solar project to provide Blanket’s peak demand during daylight hours, but this will require an agreement between the Company and the Zimbabwe authorities regarding the treatment of power that will be generated by a second phase that is surplus to Blanket’s requirements.

In 2020 the Company raised $13 million (before commission and expenses) to fund the project through the sale of 597,963 shares at an average price of $21.74 per share.

The status of the project is as follows:

•	the 40-hectare site for the project has been cleared and fenced and is ready for civil work to commence;
•	Caledonia has obtained the necessary licences and permits for the project;
•	Voltalia, an international renewable energy provider, has been appointed as contractor for the project under an engineering, procurement and construction contract;
•	Caledonia provided Voltalia with a notice to proceed in March 2021 and has made an advance payment of $1.8 million for long lead time items that are required to construct the plant;
•	Orders have been placed for approximately 80% of the solar equipment required to build the plant; and
•	Civil works on the internal roads, drainage, foundations for equipment and the operations and maintenance building have commenced as well as work relating to the fencing of the solar site.

On October 15 and October 21, 2021, the Company received notices from Voltalia advising that due to the rationing of power supply to the Chinese manufacturers of certain components, implementation of the solar project may now be subject to a indeterminate delay.

5	EXPLORATION

Caledonia’s exploration activities are focussed on the growth and development of Blanket Mine and on the Connemara North property which is external to Blanket Mine. During the Quarter, Caledonia’s subsidiary Caledonia Holdings Zimbabwe (Private) Limited entered into an agreement to acquire the mining claims at Maligreen. This transaction has now been completed. During the previous quarter the Company decided not to exercise the option over the Glen Hume property as the results of the exploration work indicated that the property does not meet Caledonia’s strategic objectives; this gave rise to an impairment of $3.5 million in the previous quarter and a further impairment of $0.3 million in the Quarter. No further costs or impairments in respect of Glen Hume are anticipated.

There was no deep exploration drilling at Blanket in the Quarter. Deep level exploration drilling will re-commence after the Central Shaft and the related development has been completed to provide access to new drilling positions. Exploration at Blanket’s portfolio of satellite properties was suspended in 2016 so that resources could be re-deployed at Blanket. Since then, the Company has evaluated other investment opportunities in Zimbabwe and has concluded that the satellite properties other than GG are unattractive due to their relatively small size, low grade, limited exploration potential, operating complexity and metallurgical incompatibility with the existing Blanket plant. Accordingly, during the Quarter, Blanket completed the sale of Mascot, Eagle Vulture and Penzance properties for a cash consideration of $500. The GG satellite property remains on care and maintenance.

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Connemara North

In December 2020 Caledonia announced it had entered into an option agreement which gives the Company the exclusive right to explore for a period of 18 months and subsequently, if exploration is successful and at its sole discretion, acquire the mining claims over an area known as Connemara North. The terms of any option exercise are set out in the MD&A for the fourth quarter of 2020.

Connemara North is the mining claims north of the currently closed Connemara mine which was previously owned by First Quantum Minerals (“First Quantum”); it was placed on care and maintenance in 2001 and subsequently disposed of in 2003. It has not been commercially mined since this time but before being placed on care and maintenance the Connemara mine produced approximately 20,000 ounces of gold per annum from an open pit heap leach operation. Previous public disclosures made by First Quantum in 2001 indicated that they had plans to expand the existing open pit operations at Connemara mine, when gold prices were approximately $300/oz. Caledonia has created a conceptual geological model from a volume of geological data which is being used to inform the scope of work for a greenfield exploration programme.

During the Quarter, claims verification, cultural mapping and an environmental assessment were carried out with no significant issues detected.  Ground truthing of existing data by geological mapping, existing pit and infrastructure delineation, verification of drillhole collars and trenches was completed with good correlation on the ground.

Approximately 45km of line traverses mapped confirmed the existence of the banded-iron-formation target over a combined strike length of approximately 950m, north of the existing north-eastern pit.  The structure remains open in the northern and southern strike extensions and is coincident to geophysical anomalies.  Eleven trenches were cleaned, mapped and resampled with 479 samples submitted for assay; the results are pending and expected in the fourth quarter of 2021.

In-house capability was strengthened with the recruitment of three additional staff members and setting up the base camp in Gweru.

Maligreen

On September 23, 2021 Caledonia announced that it has entered into an agreement to purchase the mining claims over the Maligreen project ("Maligreen"), a property situated in the Gweru mining district in the Zimbabwe Midlands, from Pan African Mining (Private) Limited, a privately-owned Zimbabwean company, for a total cash consideration of US$4 million. The property is estimated to contain a NI 43-101 compliant inferred mineral resource of approximately 940,000 ounces of gold2.

Maligreen is a substantial brownfield exploration opportunity with significant historical exploration and evaluation work having been conducted on the property over the last 30 years including:

•	An estimated 60,000 meters of diamond core and percussion drilling
•	3.5 tonnes of bulk metallurgical test work
•	Aeromagnetic and ground geophysical surveys

As at August 31, 2021, Maligreen is estimated to host a NI 43-101 compliant inferred mineral resource of approximately 940,000 ounces of gold in 15.6 million tonnes at a grade of 1.88g/t. Of the inferred mineral resource 76% (approximately 712,000 ounces) is shallower than 220m indicating the potential for an open pit mining operation. The inferred mineral resource has been estimated using a cut-off grade of 0.4g/t for a potential open pit and 1.5g/t for a potential underground mine (further information on the assumptions used is set out in the news release dated September 23, 2021 and in the technical report mentioned in the footnote below).  Initial assessments of the inferred mineral resource indicate a favourable grade tonnage curve; by applying a higher cut-off grade of 1.0g/t, the total estimated inferred mineral resource reduces by 12% to approximately 827,000 ounces at a grade of 2.79g/t, a 48% higher grade. These favourable grade tonnage dynamics offer a high level of flexibility in the evaluation of a future mining operation.

The total land area of Maligreen is approximately 550 hectares comprising two historic open pit mining operations which produced approximately 20,000 oz of gold mined from oxides between 2000 and 2002 after which the operation was closed. Caledonia expects to drill an initial 4,800 meters at an estimated cost of US$1.6 million over a period of 18 to 24 months to improve its understanding of the existing resource and assess the potential for a mining operation. Further exploration opportunities exist within the claims area and a subsequent exploration programme is under consideration to explore for continuations of the existing inferred mineral resource at depth to the north-west and the strike extension in the northern part of the property.

______________________________

2 Refer to technical report entitled “Caledonia Mining Corporation Plc NI 43-101 Mineral Resource Report on the Maligreen Gold Project, Zimbabwe dated November 5, 2021 prepared by Minxcon (pty) Ltd and filed on SEDAR (www.sedar.com).

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The transfer of the claims to Caledonia and the payment of the purchase price was completed after the end of the Quarter; it is expected that substantive work will commence in 2022.

6.	INVESTING

An analysis of investment in the Quarter, the preceding quarters of 2021 and the years 2019 and 2020 is set out below.

	2019	2020	2021	2021	2021
($’000’s)	Year	Year	Q1	Q2	Q3
Total Investment – Property, plant and equipment	20,423	24,778	6,441	7,380	8,816
Blanket	20,128	24,315	6,363	7,091	8,465
Solar	-	372	76	65	212
Other	295	91	2	224	139

Total investment – Exploration and evaluation assets	172	3,058	190	784	449
Connemara North	-	300	-	26	78
Glen Hume	-	2,661	164	685	327
Other Satellite properties	172	97	26	73	44

Investment in property, plant and equipment at Blanket is in terms of the investment plan that was announced in October 2014 and which is discussed in section 4.7 of this MD&A; investment in solar is as discussed in section 4.13; investment in exploration and evaluation assets (other than at Glen Hume) is as set out in section 5. Expenditure at Glen Hume relates to work conducted in the Quarter prior to the decision to terminate further activity on this asset, as discussed in the MD&A for the previous quarter.

All further investment is expected to be funded by internal cash flows and cash resources.

7.	FINANCING

Caledonia financed all its operations using funds on hand and those generated by its operations. The Company has no debt other than loan facilities which are held by Blanket and which were as set out below at September 30, 2021:

Blanket debt facilities
Lender	Date drawn	Principal value	Balance drawn at September 30, 2021	Repayment terms	Security
Term Facilities
Stanbic Bank Zimbabwe Limited	December 2018	RTGS$6 million	RTGS$6 million	Single bullet in December 2021	Unsecured
First Capital Bank Limited	October 2018	RTGS$100 million	Nil	On demand	Unsecured
Overdraft facilities
Lender	Date drawn	Principal value	Balance drawn at September 30, 2021	Repayment terms	Security
Stanbic Bank Zimbabwe Limited	August 2019	RTGS$13.5 million	$203	On demand	Unsecured

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As discussed in Section 4.9, the company intends to obtain a secondary listing on the VFEX before the end of 2021 so that it can obtain a greater proportion of its revenues in US Dollars. To facilitate this listing, the Company expects to issue new shares to a value of approximately $5 million to create the necessary shareholder spread. The proceeds of the listing will be used to defray the purchase consideration for the Maligreen mining claims as discussed in section 5.

8.	LIQUIDITY AND CAPITAL RESOURCES

An analysis of Caledonia’s capital resources at September 30, 2021 and at the end of each of the preceding 5 quarters is set out below.

Liquidity and Capital Resources
($’000’s)
As at	Jun 30	Sept 30	Dec 31	Mar 31	Jun 30	Sep 30
	2020	2020	2020	2021	2021	2021
Term facility	721	515	408	286	178	70
Gold ETF	1,112	1,160	1,184	1,045	-	-
Cash and cash equivalents in the statement of cashflows	11,639	21,562	19,092	13,027	16,669	13,010
Working capital	24,937	37,691	34,622	33,179	34,804	35,729

Movements in Caledonia’s net cash, the overdraft and working capital and an analysis of the sources and uses of Caledonia’s cash are discussed in section 3 of this MD&A. The overdraft and term facilities are held by Blanket with Zimbabwean banks with security and repayment periods as detailed in section 7. The Company’s liquid assets as at September 30, 2021 plus anticipated cashflows exceed its planned and foreseeable commitments as set out in section 9 of this MD&A.

9.	OFF-BALANCE SHEET ARRANGEMENTS, CONTRACTUAL COMMITMENTS AND CONTINGENCIES

There are no off-balance sheet arrangements apart from the facilitation loans of $17.3 million which are not reflected as loans receivable for IFRS purposes (refer to note 5 of the Unaudited Interim Financial Statements). The Company had the following contractual obligations at September 30, 2021:

Payments due by Period
($’000’s)
Falling due	Within 1 year	1-3 Years	4-5 Years	After 5 Years	Total
Trade and other payables	10,520	-	-	-	10,520
Term loan	70	-	-	-	70
Provisions	433	536	94	2,364	3,427
Capital expenditure commitments	2,875	-	-	-	2,875
Lease Liabilities	103	260	-	-	363
Cash-settled share-based payments	1,768	931	-	-	2,699

The capital expenditure commitments relate to materials and equipment which have been ordered by CMSA and which will be sold on to Blanket. In addition to the committed purchase obligations set out above:

•	Caledonia paid $4 million to the vendor of the Maligreen claims after the end of the Quarter when the claims had been transferred to Caledonia;
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•	Blanket currently intends to invest a further $6.4 million in 2021 and approximately $27 million in 2022;
•	Caledonia intends to pay an additional $5.2 million for the solar project in 2021. Payment assumes that manufacturing of certain long lead items can be completed by December 31, 2021; and
•	Caledonia has an obligation to pay $5 million in cash or shares (at the discretion of the vendor) if Caledonia decides to exercise its option to purchase the Connemara North claims in May 2022.

Other than the proposed investment in the solar project and at the exploration properties, the committed and uncommitted investment will be used to maintain Blanket’s existing operations and implement the final development relating to the Central Shaft which is discussed in section 4.7 of this MD&A.

Committed and uncommitted purchase obligations are expected to be met from the cash generated from Blanket’s existing operations and Blanket’s existing borrowing facilities and, in respect of the solar project and the exploration properties, from Caledonia’s cash resources and the proceeds of the proposed listing on the VFEX.

The Group leases property for its administrative offices in Jersey, Harare and Johannesburg; following the implementation of IFRS 16 the Group recognises the liabilities for these leases. As of September 30, 2021, Caledonia had potential liabilities for rehabilitation work on Blanket – if the mine is permanently closed – at an estimated discounted cost of $3.4 million (December 30, 2020: $3.6 million).

10.	NON-IFRS MEASURES

Throughout this document, we have provided measures prepared in accordance with IFRS in addition to some non-IFRS performance measures for investors who use them to evaluate our performance. Since there is no standard method for calculating non-IFRS measures, they are not a reliable way to compare Caledonia against other companies. Non-IFRS measures should be used along with other performance measures prepared in accordance with IFRS. We have defined below the non-IFRS measures we have used in this document and provide a reconciliation of such non-IFRS measures to the IFRS measures we report.

10.1	Cost per ounce

Non-IFRS performance measures such as “on-mine cost per ounce”, “all-in sustaining cost per ounce” and “all-in cost per ounce” are used in this document. Management believes these measures assist investors and other stakeholders in understanding the economics of gold mining over the life-cycle of a mine. These measures are calculated on the basis set out by the World Gold Council in a Guidance Note published on June 23, 2013 and accordingly differ from the previous basis of calculation. The table below reconciles “on-mine cost per ounce”, “all-in sustaining cost per ounce” and “all-in cost per ounce” to the production costs shown in the financial statements which have been prepared under IFRS.

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Reconciliation of IFRS Production Cost to Non-IFRS Costs per ounce
($’000’s unless otherwise indicated)
	3 months ended September 30		9 months ended September 30
	2020	2021	2020	2021

Production cost (IFRS)	10,399	13,729	32,537	38,948
COVID-19 expenses included in operating cost	-	(66)	-	(218)
Cash-settled share-based expense	(289)	(162)	(480)	(415)
Less exploration and site restoration costs	(8)	(217)	(548)	(556)
Other cost and intercompany adjustments	20	(108)	138	(285)
On-mine production cost	10,122	13,176	31,647	37,474
Gold sales (oz)	13,352	18,966	41,907	50,457
On-mine cost per ounce ($/oz)	758	695	755	743

Royalty	1,271	1,679	3,599	4,471
Exploration, remediation and permitting cost	99	(39)	272	155
Sustaining capital expenditure	417	137	589	616
Administrative expenses	2,539	1,906	5,361	5,261
Silver by-product credit	(24)	(33)	(59)	(90)
Share-based payment expense included in production cost	289	162	480	415
Share-based payment expense	231	243	1,177	426
All-in sustaining cost	14,944	17,231	43,066	48,728
Gold sales (oz)	13,352	18,966	41,907	50,457
All-in sustaining cost per ounce before ECI ($/oz)	1,119	909	1,028	966

ECI	-	-	(4,695)	-
All-in sustaining cost	14,944	17,231	38,371	48,728
Gold sales (oz)	13,352	18,966	41,907	50,457
All-in sustaining cost per ounce after ECI ($/oz)	1,119	909	916	966
	-
Solar expenses	-	-	202	-
COVID-19 donations	-	-	1,048	74
COVID-19 labour and consumable expenses	-	-	-	218
Permitting and exploration expenses	46	19	122	74
Non-sustaining capital expenditure	5,311	8,679	13,327	22,021
Total all-in cost	20,301	25,929	53,070	71,115
Gold sales (oz)	13,352	18,966	41,907	50,457
All-in cost per ounce ($/oz)	1,520	1,367	1,266	1,409

10.2	Average realised gold price per ounce

The table below reconciles “Average realised gold price per ounce” to the Revenue shown in the financial statements which have been prepared under IFRS.

Reconciliation of Average Realised Gold Price per Ounce
($’000’s unless otherwise indicated)
	3 months ended September 30		9 months ended September 30
	2020	2021	2020	2021
Revenue (IFRS)	25,359	33,496	71,874	89,193
Revenues from sales of silver	(24)	(33)	(59)	(90)
Revenues from sales of gold	25,335	33,463	71,815	89,103
Gold ounces sold (oz)	13,352	18,966	41,907	50,457
Average realised gold price per ounce (US$/oz)	1,897	1,764	1,714	1,766

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10.3	Adjusted earnings per share

“Adjusted earnings per share” is a non-IFRS measure which management believes assists investors to understand the Company’s underlying performance. The table below reconciles “adjusted earnings per share” to the Profit/Loss attributable to owners of the Company shown in the financial statements which have been prepared under IFRS.

Reconciliation of Adjusted Earnings per Share (“Adjusted EPS”) to IFRS Profit Attributable to Owners of the Company
($’000’s unless otherwise indicated)
	3 months ended September 30		9 months ended September 30
	2020	2021	2020	2021
Profit for the period (IFRS)	5,430	8,323	21,461	17,553
Non-controlling interest share of profit for the period	(997)	(1,384)	(3,654)	(3,370)
Profit attributable to owners of the Company	4,433	6,939	17,807	14,183
Blanket Mine Employee Trust adjustment	(111)	(17)	(418)	(217)
Earnings (IFRS)	4,322	6,922	17,389	13,966
Weighted average shares in issue (thousands)	11,817	12,119	11,564	12,119
IFRS EPS (cents)	36.6	57.1	150.4	115.2

Add back/(deduct) amounts in respect of foreign exchange movements
Realised net foreign exchange losses/(gains)	2,278	(200)	3,770	261
- less tax	(586)	53	(966)	(59)
- less non-controlling interest	(223)	21	(368)	(24)
Unrealised net foreign exchange (gains)	(3,262)	(212)	(8,463)	(602)
- less tax	849	(26)	2,069	100
- less non-controlling interest	347	10	835	54
Adjusted IFRS profit excl. foreign exchange	3,725	6,568	14,266	13,696
Weighted average shares in issue (thousands)	11,817	12,119	11,564	12,119
Adjusted IFRS EPS excl. foreign exchange (cents)	31.5	54.2	123.4	113.0

Add back/(deduct) amounts in respect of:
Reversal of Blanket Mine Employee Trust adjustment	111	17	418	217
Deferred tax	(6)	1,657	4	4,791
Impairment of E&E assets	-	327	-	3,837
Impairment of property, plant and equipment	-	66	-	172
Non-controlling interest portion deferred tax and impairment	183	(173)	14	(515)
Hedge loss	19	(107)	121	-
Adjusted profit	4,032	8,355	14,823	22,198
Weighted average shares in issue (thousands)	11,817	12,119	11,564	12,119
Adjusted EPS (cents)	34.1	68.9	128.2	183.2

11.	RELATED PARTY TRANSACTIONS

There were no related party transactions in the Quarter.

12.	CRITICAL ACCOUNTING ESTIMATES

Caledonia's accounting policies are set out in the Unaudited Interim Financial Statements which have been publicly filed on SEDAR. In preparing the Unaudited Interim Financial Statements, management is required to make estimates and assumptions that affect the amounts represented in the Unaudited Interim Financial Statements and related disclosures. Use of available information and the application of judgement are inherent in the formation of estimates. Estimates and underlying assumptions are reviewed on an on-going basis. Revisions to accounting estimates are recognised in the period in which the estimates are revised and in any future periods affected. Discussion of recently issued accounting pronouncements is set out in note 4 of the Unaudited Interim Financial Statements.

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Information about critical judgements in applying accounting policies that have the most significant effect on the amounts recognised in the Unaudited Interim Financial Statements is included in the following notes:

i)	Indigenisation transaction

The directors of Caledonia Holdings Zimbabwe (Private) Limited (“CHZ”), a wholly owned subsidiary of the Company, performed an assessment, using the requirements of IFRS 10: Unaudited Condensed Consolidated Interim Financial Statements (IFRS 10), and concluded that CHZ should continue to consolidate Blanket and accounted for the transaction as follows:

•	Non-controlling interests (“NCI”) are recognised on the portion of shareholding upon which dividends declared by Blanket accrue unconditionally to equity holders as follows:
(a)	20% of the 16% shareholding of National Indigenisation and Economic Empowerment Fund (“NIEEF”); and
(b)	100% of the 10% shareholding of GCSOT.
•	This effectively means that NCI is recognised at Blanket at 13.2% of its net assets.
•	The remaining 80% of the shareholding of NIEEF is recognised as a non-controlling interest to the extent that its attributable share of the net asset value of Blanket exceeds the balance on the facilitation loans including interest. At September 30, 2021 the attributable net asset value did not exceed the balance on the loan account and thus no additional NCI was recognised.

The transaction with Blanket Employee Trust Services (Private) Limited (“BETS”) is accounted for in accordance with IAS 19 Employee Benefits (profit sharing arrangement) as the ownership of the shares does not ultimately pass to the employees. The employees are entitled to participate in 20% of the dividends accruing to the 10% shareholding in Blanket if they are employed at the date of such distribution. To the extent that 80% of the attributable dividends exceeds the balance on BETS’ facilitation loan they will accrue to the employees at the date of such declaration.

The Employee Trust, which owns BETS, and BETS are structured entities which are effectively controlled and consolidated by Blanket. Accordingly, the shares held by BETS are effectively treated as treasury shares in Blanket and no NCI is recognised.

ii)	Site restoration provisions

The site restoration provision has been calculated for the Blanket Mine based on an independent analysis of the rehabilitation costs as performed in 2018. Estimates and assumptions are made when determining the inflationary effect on current restoration costs and the discount rate to be applied in arriving at the present value of the provision. Assumptions, based on the current economic environment, have been made which management believes are a reasonable basis upon which to estimate the future liability. These estimates take account of any material changes to the assumptions that occur when reviewed by management. Estimates are reviewed annually and are based on current regulatory requirements. Significant changes in estimates of contamination, restoration standards and techniques will result in changes to provisions from period to period. Actual rehabilitation costs will ultimately depend on future market prices for the rehabilitation costs which will reflect the market condition at the time the rehabilitation costs are incurred.  The final cost of the currently recognized site rehabilitation provisions may be higher or lower than currently provided for.

iii)	Exploration and evaluation (“E&E”) expenditure

The Group makes estimates and assumptions regarding the possible impairment of E&E properties by evaluating whether it is likely that future economic benefits will flow to the Group, which may be based on assumptions about future events or circumstances. Estimates and assumptions made may change if new information becomes available. If information becomes available suggesting that the recovery of expenditures is unlikely, the amount capitalized is written off in profit or loss in the period the new information becomes available. The recoverability of the carrying amounts of exploration and evaluation assets depends upon the availability of sufficient funding to bring the properties into commercial production, the price of the products to be recovered and the undertaking of profitable mining operations. As a result of these uncertainties, the actual amount recovered may vary significantly from the carrying amount.

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iv)	Income taxes

Significant estimates and assumptions are required in determining the provision for income taxes. There are many transactions and calculations undertaken during the ordinary course of business for which the ultimate tax determination is uncertain. Caledonia records its best estimate of the tax liability including any related interest and penalties in the current tax provision. In addition, Caledonia applies judgement in recognizing deferred tax assets relating to tax losses carried forward to the extent that there are sufficient taxable temporary differences (deferred tax liabilities) relating to the same taxation authority and the same taxable entity against which the unused tax losses can be utilized or sufficient estimated taxable income against which the losses can be utilized.

v)	Share-based payment transactions

The fair value of the amount payable to employees in respect of share-based awards, which are settled in cash, is recognised as an expense with a corresponding increase in liabilities, over the period over which the employee becomes unconditionally entitled to payment. The liability is re-measured at each reporting date. Any changes in the fair value of the liability are recognised as a personnel expense in profit or loss. Additional information about significant judgements and estimates and the assumptions used to estimate fair value for cash settled share-based payment transactions are disclosed in note 10 to the Unaudited Interim Financial Statements.

vi)	Impairment

At each reporting date, Caledonia determines if impairment indicators exist and, if present, performs an impairment review of the non-financial assets held in Caledonia. The exercise is subject to various judgemental decisions and estimates. Financial assets are also reviewed regularly for impairment.

vii)	Depreciation

Depreciation on mine development, infrastructure and other assets in the production phase is computed on the units-of-production method over the life-of-mine based on the estimated quantities of reserves (proven and probable) and resources (measured, indicated and inferred), which are planned to be extracted in the future from known mineral deposits. Where items have a shorter useful life than the life-of-mine, the mine development, infrastructure and other assets are depreciated over their useful life. Confidence in the existence, commercial viability and economical recovery of reserves and resources included in the life-of-mine plan may be based on historical experience and available geological information. This is in addition to the drilling results obtained by the Group and management’s knowledge of the geological setting of the surrounding areas, which would enable simulations and extrapolations to be done with a sufficient degree of accuracy. In instances where management can demonstrate the economic recovery of resources with a high level of confidence, such additional resources are included in the calculation of depreciation.

viii)	Mineral reserves and resources

Mineral reserves and resources are estimates of the amount of product that can be economically and legally extracted. In order to calculate the reserves and resources, estimates and assumptions are required about a range of geological, technical and economic factors, including but not limited to quantities, grades, production techniques, recovery rates, production costs, transport costs, commodity prices and exchange rates. Estimating the quantity and grade of mineral reserves and resources requires the size, shape and depth of orebodies to be determined by analysing geological data such as the logging and assaying of drill samples. This process may require complex and difficult geological assumptions and calculations to interpret the data. Estimates of mineral reserves and resources may change due to the change in economic assumptions used to estimate mineral reserves and resources and due to additional geological data becoming available during operations.

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The Group estimates its reserves (proven and probable) and resources (measured, indicated and inferred) based on information compiled by a Qualified Person in terms of the Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) relating to geological and technical data of the size, depth, shape and grade of the ore body and suitable production techniques and recovery rates. Such an analysis requires geological and engineering assumptions to interpret the data. These assumptions include:

•	correlation between drill-holes intersections where multiple reefs are intersected;
•	continuity of mineralisation between drill-hole intersections within recognised reefs; and
•	appropriateness of the planned mining methods.

The Group estimates and reports reserves and resources in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) - CIM Definition Standards for Mineral Resources and Mineral Reserves. Complying with the CIM code, NI 43-101 requires the use of reasonable assumptions to calculate the recoverable resources. These assumptions include:

•	the gold price based on current market price and the Group’s assessment of future prices;
•	estimated future on-mine costs, sustaining and non-sustaining capital expenditures;
•	cut-off grade;
•	dimensions and extent, determined both from drilling and mine development, of ore bodies; and
•	planned future production from measured, indicated and inferred resources.

Changes in reported reserves and resources may affect the Group’s financial results and position in several ways, including the following:

•	asset carrying values may be affected due to changes in the estimated cash flows;
•	depreciation and amortisation charges to profit or loss may change as these are calculated on the unit-of-production method or where useful lives of an asset change; and
•	decommissioning, site restoration and environmental provisions may change in ore reserves and resources which may affect expectations about the timing or cost of these activities.

13.	FINANCIAL INSTRUMENTS

i)	Commodity risk

Caledonia is exposed to fluctuations in the price of gold because Blanket produces and sells gold doré and receives the prevailing spot price for the gold contained therein. Caledonia currently has no arrangements to mitigate commodity price risk but continues to assess the requirement for any hedging in the context of, inter alia, the prevailing gold price and Blanket’s production and capital expenditure programme.

ii)	Credit risk

The carrying amount of financial assets as disclosed in the statements of financial position and related notes represents the maximum credit exposure. The trade receivable relates to gold bullion sold before the end of the Quarter, VAT receivables and deferred consideration due in respect of the sale of Eersteling. The amount due in respect of bullion sales was settled in October 2021 as it fell due. The RTGS$ component of the VAT receivable was in arrears at the end of the Quarter. Management continues to engage with the necessary authority to recover the amount due either by cash payment and/or by offset against other tax amounts payable by Blanket. The amount due in respect of the sale of Eersteling has been agreed to be paid from the proceeds of the processing of a gold stockpile at Eersteling (see section 4.11 below).

iii)	Impairment losses

None of the trade and other receivables is past due at the period-end date other than a tranche of deferred consideration in respect of the sale of Eersteling and the RTGS$ component of the VAT receivable. Management continues its efforts to recover the RTGS$ component of the VAT receivable either by cash payment and/or offset against other tax amounts payable by Blanket, and it also continues its efforts to recover the amounts due in respect of the sale of Eersteling.

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iv)	Liquidity risk

All trade payables and the bank overdraft have maturity dates that are expected to mature in under 6 months. The term loans are repayable as set out in section 7.

v)	Currency risk

A proportion of Caledonia’s assets, financial instruments and transactions are denominated in currencies other than the US Dollar. The financial results and financial position of Caledonia are reported in US Dollars in the Unaudited Interim Financial Statements.

The fluctuation of the US Dollar in relation to other currencies will consequently have an impact upon the profitability of Caledonia and may also affect the value of Caledonia’s assets and liabilities and the amount of shareholders’ equity.

As discussed in section 4.9 of this MD&A, the RTGS$ is subject to variations in the exchange rate against the US Dollar. This may result in Blanket’s assets, liabilities and transactions that are denominated in RTGS$ being subject to further fluctuations in the exchange rate between RTGS$ and US Dollars. In addition, the Company may be subject to fluctuations in the exchange rate between the South African Rand and the US Dollar in respect of cash that is held in Rands in South Africa.

vi)	Interest rate risk

Interest rate risk is the risk borne by an interest-bearing asset or liability due to fluctuations in interest rates. Unless otherwise noted, it is the opinion of management that Caledonia is not exposed to significant interest rate risk as it has limited debt financing. Caledonia’s cash and cash equivalents include highly liquid investments that earn interest at market rates. Caledonia manages its interest rate risk by endeavouring to maximize the interest income earned on excess funds while maintaining the liquidity necessary to conduct operations on a day-to-day basis. Caledonia’s policy focuses on preservation of capital and limits the investing of excess funds to liquid term deposits in high credit quality financial institutions.

14.	DIVIDEND POLICY

Following the share consolidation on June 26, 2017, the Company announced on July 4, 2017 an increased quarterly dividend of 6.875 United States cents which has been paid at the end of July, October, January and April thereafter. The dividend of 6.875 US cents per share effectively maintained the dividend at the previous level of 1.375 United States cents per share, after adjusting for the effect of the consolidation.

On January 3, 2020, the Company announced a 9.1% increase in the quarterly dividend from 6.875 cents to 7.5 cents per share.

On April 1, 2020, the Company announced the deferral of the quarterly dividend that would ordinarily have been declared and paid in April 2020 due to the uncertainty surrounding the COVID-19 pandemic. On April 29, 2020, the Company announced this dividend would be paid at the end of May 2020 at a rate of 7.5 cents per share.

On June 29, 2020, the Company announced a 13% increase in the quarterly dividend from 7.5 cents to 8.5 cents per share.

On October 1, 2020, the Company announced an 18% increase in the quarterly dividend from 8.5 cents to 10 cents per share.

On January 4, 2021, the Company announced a 10% increase in the quarterly dividend from 10 cents to 11 cents per share.

On April 6, 2021 the Company announced a 9% increase in the quarterly dividend from 11 cents to 12 cents per share.

On July 6, 2021 the company announced an 8% increase in the quarterly dividend from 12 cents to 13 cents per share.

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On October 4, 2021 the company announced an 8% increase in the quarterly dividend from 13 cents to 14 cents per share. This seventh increase represents a cumulative 104% increase in the quarterly dividend since October 2019.

The board will consider the continuation of the dividend and any future increases in the dividend as appropriate in line with its prudent approach to risk management including: Blanket maintaining a reasonable level of production; receiving payment in full and on-time for all gold sales; being able to make the necessary local and international payments and being able to replenish its supplies of consumables and other items.

15.	MANAGEMENT AND BOARD

With effect from August 1, 2021 Mr Caxton Mangezi was appointed as Vice President, Operations – Zimbabwe with general responsibility for all operations in country i.e. supervision of all interests of the Group in Zimbabwe, as well as continued oversight of Blanket. Mr Mangezi had previously been the General Manager of Blanket Mine. There were no changes to the board during the reporting period.

16.	SECURITIES OUTSTANDING

At November 12, 2021, being the last day practicable prior to the publication of this MD&A, Caledonia had 12,118,823 common shares issued and outstanding options to purchase common shares (“Options”) as follows:

Number of Options	Exercise Price	Expiry Date
	Canadian $
18,000	11.5	13-Oct-21
10,000	9.3	25-Aug-24
28,000

The Plan allows that the number of shares reserved for issuance to participants under the Plan, together with shares reserved for issue under any other share compensation arrangements of the Company, shall not exceed the number which represents 10% of the issued and outstanding shares from time to time. Accordingly, Caledonia could grant Options on a further 1,183,882 shares at November 12, 2021 on the assumption that all outstanding LTIPs are settled in cash, at the request of the LTIP holders.

17.	RISK ANALYSIS

The business of Caledonia contains significant risk due to the nature of mining, exploration and development activities. Caledonia’s business contains significant additional risks due to the jurisdictions in which it operates and the nature of mining, exploration and development. Included in the risk factors below are details of how management seeks to mitigate the risks where this is possible.

•	COVID-19 pandemic: The COVID-19 pandemic, and measures that may be taken by governments and other parties to counter the spread of the virus may, inter alia, have the following effects on the Company: its workforce may fall ill which could affect operations; restrictions on transport and travel may impede the Company’s ability to procure consumables, equipment and services which may affect operations and progress on capital projects; the banking system may not operate effectively which may impede the Company’s ability to effect domestic and international payments; it may be difficult to secure a route to market for the gold ore produced by Blanket. In response to these risks, management has introduced measures to safeguard its employees from the virus; maximised the inventory of consumable stock; engaged closely with its customer, Fidelity, regarding access to refiners and the eventual route to market for Blanket’s production; and management regularly reviews its financial status and projections. However, it must be recognised that the duration and effects of the COVID-19 pandemic are uncertain and therefore not capable of accurate forecasting.

•	Liquidity risk: The Company aims to generate capital to be able to continue to invest in properties and projects without raising further third-party financing. Caledonia currently has sufficient cash resources and continues to generate sufficient cash to cover all its anticipated investment needs. The primary reason for the proposed secondary listing on the VFEX and the associated raising of approximately $4 million of new equity is not to raise additional equity but is to obtain a greater proportion of Blanket’s revenues in US Dollars, as discussed in section 4.9.
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•	Availability of foreign currency: The Company needs access to foreign currency in Zimbabwe so that it can pay for imported goods and equipment and remit funds to Group companies outside Zimbabwe. Despite the unstable monetary environment in Zimbabwe and frequent changes to regulations (as discussed in section 4.9), at prevailing gold prices and the current rate of production the Company has access to sufficient foreign currency to continue normal mining operations, to fully implement the investment plan as scheduled and allow Caledonia to remit dividends and loan repayments from Zimbabwe. No assurance can be given that sufficient foreign currency will continue to be available.

•	Exploration risk: The Company needs to identify new resources to replace ore which has been depleted by mining activities and to commence new projects. No assurance can be given that exploration will be successful in identifying sufficient mineral resources of an adequate grade and suitable metallurgical characteristics that are suitable for further development or production.

•	Development risk: The Company is engaged in the implementation of the Central Shaft project as set out in section 4.7 of this MD&A. Construction and development of projects are subject to numerous risks including: obtaining equipment, permits and services; changes in regulations; currency rate changes; labour shortages; fluctuations in metal prices and the loss of community support. There can be no assurance that construction will commence or continue in accordance with the current expectations or at all.

•	Production estimates: Estimates for future production are based on mining plans and are subject to change. Production estimates are subject to risk and no assurance can be given that future production estimates will be achieved. Actual production may vary from estimated production for a variety of reasons including un-anticipated variations in grades, mined tonnages and geological conditions, accident and equipment breakdown, changes in metal prices and the cost and supply of inputs and changes to government regulations.

•	Mineral rights: The Company’s existing mining lease, claims, licences and permits are in good standing. The Company must pay fees etc. to maintain its lease, claims and licences. No assurance can be given that the Company will be able to make payments by the required date or will meet development and production schedules that are required to protect its lease, claims and licences.

•	Metal prices: The Company’s operations and exploration and development projects are heavily influenced by the price of gold, which is particularly subject to fluctuation. The Company currently has no hedging arrangements in place. Management regularly reviews future cash flow forecasts in the context of the prevailing gold price and likely downside scenarios for future gold prices.

•	Increasing input costs: Mining companies generally have experienced higher costs of steel, reagents, labour and electricity and from local and national government for levies, fees, royalties and other direct and indirect taxes. Blanket’s planned growth should allow the fixed cost component to be absorbed over increased production, thereby helping to alleviate somewhat the effect of any further price increases.

•	Illegal mining: In previous years there were incidences of illegal mining activities on properties controlled by Blanket which resulted in increased security costs and an increased risk of theft and damage to equipment. Blanket has received adequate support and assistance from the Zimbabwean police in investigating such cases. Those properties most at risk from such activity have been sold.

•	Electricity supply: Zimbabwe produces and imports less electricity than it requires and has insufficient funds to adequately maintain or upgrade its distribution infrastructure. This has resulted in frequent interruptions to the power supply at Blanket Mine. Blanket has addressed the issue of interrupted power supply by installing stand-by generators and entering an arrangement with the state-owned electricity company to receive ring-fenced imported power. Production at Blanket has been adversely affected by the instability of the incoming electricity supply. The Company is installing a solar plant which will provide some of Blanket’s power requirements; it is installing a further auto-tap changer to increase the protection against power surges and it has placed an order to further increase its diesel generating capacity.
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•	Water supply: Blanket uses water in the metallurgical process, most of which is obtained from a nearby dam. Blanket is situated in a semi-arid area and rainfall typically occurs only in the period November to February. The most recent rainy season has been better than average and management believes there is enough water in the Blanket dam to maintain normal operations until the next rainy season.

•	Succession planning: The limited availability of mining and other technical skills and experience in Zimbabwe and the difficulty of attracting appropriately skilled employees to Zimbabwe creates a risk that appropriate skills may not be available if, for whatever reason, the current skills base at the Blanket Mine is depleted. The Caledonia and Blanket management teams have been augmented so that, if required, it could provide appropriate support to Blanket if this is required.

•	Country risk: The commercial environment in which the Company operates is unpredictable. Potential risks may arise from: unforeseen changes in the legal and regulatory framework which means that laws may change, may not be enforced, or judgements may not be upheld; restrictions on the movement of currency and the availability of foreign currency at a realistic exchange rate to make payments from Zimbabwe; risks relating to possible corruption, bribery, civil disorder, expropriation or nationalisation; risks relating to restrictions on access to assets and the risk that the Zimbabwe Government is unable to pay its liabilities to Blanket. Management believes that it has minimised such risks by complying fully with all relevant legislation, by obtaining all relevant regulatory permissions and approvals and by regular and proactive engagement with the relevant authorities.

•	Gold marketing arrangements: In terms of regulations introduced by the Zimbabwean Ministry of Finance in January 2014, all gold produced in Zimbabwe must be sold to Fidelity, a company which is owned by the RBZ. The requirement to sell to the Zimbabwe government increases Blanket’s credit risk because it failed to pay Blanket in 2008.

18.	FORWARD LOOKING STATEMENTS

Information and statements contained in this MD&A that are not historical facts are “forward-looking information” within the meaning of applicable securities legislation that involve risks and uncertainties relating, but not limited to, Caledonia’s current expectations, intentions, plans, and beliefs. Forward-looking information can often be identified by forward-looking words such as “anticipate”, “believe”, “expect”, “goal”, “plan”, “target”, “intend”, “estimate”, “could”, “should”, “may” and “will” or the negative of these terms or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Examples of forward-looking information in this MD&A include: implementation schedules for, and other uncertainties inherent in, the Central Shaft project; production guidance; estimates of future/targeted production rates; planned mill capacity increases; estimates of future metallurgical recovery rates and the ability to maintain high metallurgical recovery rates; timing of commencement of operations; plans and timing regarding further exploration, drilling and development; the prospective nature of exploration and development targets; the ability to upgrade and convert mineral resources to mineral reserves; capital and operating costs; our intentions with respect to financial position and third party financing; and future dividend payments. This forward-looking information is based, in part, on assumptions and factors that may change or prove to be incorrect, thus causing actual results, performance or achievements to be materially different from those expressed or implied by forward-looking information. Such factors and assumptions include, but are not limited to: failure to establish estimated resources and reserves, the grade and recovery of ore which is mined varying from estimates, success of future exploration and drilling programs, reliability of drilling, sampling and assay data, assumptions regarding the representativeness of mineralization being inaccurate, success of planned metallurgical test-work, capital and operating costs varying significantly from estimates, delays in obtaining or failures to obtain required governmental, environmental or other project approvals, changes in government regulations, legislation and rates of taxation, inflation, changes in exchange rates, fluctuations in commodity prices, delays in the development of projects and other factors.

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Security holders, potential security holders and prospective investors should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements. Such factors include, but are not limited to: risks relating to estimates of mineral reserves and mineral resources proving to be inaccurate, fluctuations in gold price and payment terms for gold sold to Fidelity, risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected geological or structural formations, pressures, power outages, fire, explosions, landslides, cave-ins and flooding), risks relating to the credit worthiness or financial condition of suppliers, refiners and other parties with whom the Company does business, inadequate insurance, or inability to obtain insurance, to cover these risks and hazards, employee relations, relationships with and claims by local communities and indigenous populations, political risk, risks related to natural disasters, terrorism, civil unrest, public health concerns (including health epidemics or outbreaks of communicable diseases such as the coronavirus (COVID-19)), availability and increasing costs associated with mining inputs and labour, the speculative nature of mineral exploration and development, including the risks of obtaining or maintaining necessary licenses and permits, diminishing quantities or grades of mineral reserves as mining occurs, global financial condition, the actual results of current exploration activities, changes to conclusions of economic evaluations, and changes in project parameters to deal with un-anticipated economic or other factors, risks of increased capital and operating costs, environmental, safety or regulatory risks, expropriation, the Company’s title to properties including ownership thereof, increased competition in the mining industry for properties, equipment, qualified personnel and their costs, risks relating to the uncertainty of timing of events including targeted production rate increase and currency fluctuations. Security holders, potential security holders and prospective investors are cautioned not to place undue reliance on forward-looking information. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and various future events will not occur. Caledonia reviews forward-looking information for the purposes of preparing each MD&A; however, Caledonia undertakes no obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law.

19.	CONTROLS

The Company has established and maintains disclosure controls and procedures (“DC&P”) designed to provide reasonable assurance that material information relating to the Company is made known to the Chief Executive Officer and the Chief Financial Officer by others, particularly during the period in which annual filings are being prepared, and that information required to be disclosed in the Company’s annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified by such securities legislation.

The Company’s management, along with the participation of the Chief Executive Officer and the Chief Financial Officer, have evaluated the effectiveness of the Company’s DC&P as of September 30, 2021. Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer have concluded that, at September 30, 2021, the Company’s DC&P were effective.

The Company also maintains a system of internal controls over financial reporting (“ICFR”) designed under the supervision of the Company’s Chief Executive Officer and Chief Financial Officer to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS; however, due to inherent limitations, ICFR may not prevent or detect all misstatements and fraud. The board of directors approves the financial statements and ensures that management discharges its financial responsibilities. The Audit Committee, which is composed of independent directors, meets periodically with management and auditors to review financial reporting and control matters and reviews the financial statements and recommends them for approval to the board of directors.

The Company’s management, including the Chief Executive Officer and the Chief Financial Officer, is responsible for establishing and maintaining adequate ICFR and evaluating the effectiveness of the Company’s ICFR as at each fiscal year end. Management has used the 2013 Internal Control–Integrated Framework from the Committee of Sponsoring Organizations of the Treadway Commission (the “COSO”) to evaluate the effectiveness of the Company’s ICFR at September 30, 2021. Based on this evaluation, the Chief Executive Officer and the Chief Financial Officer have concluded that at September 30, 2021, the Company’s ICFR was effective.

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There have been no changes in the Company’s ICFR during the period ended September 30, 2021 that have materially affected, or are reasonably likely to materially affect, the Company’s ICFR. In January 2021 Leonet Steyn joined the Group as Internal Auditor; this is expected to enhance the Company’s ICFR for future reporting periods.

20.	QUALIFIED PERSON

Mr. Dana Roets (B Eng (Min), MBA, Pr..Eng, FSAIMM, AMMSA) is the Company’s qualified person as defined by Canada’s National Instrument 43-101. Mr. Roets is responsible for the technical information provided in this MD&A except where otherwise stated. Mr. Roets has reviewed the scientific and technical information included in this document and has approved the disclosure of this information for the purposes of this MD&A.

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